

April 26, 2011

Mr. Robert M. O'Connor
Chief Financial Officer
Escalon Medical Corp.
435 Devon Park Drive
Building 100
Wayne, PA 19087

> **Re:** **Escalon Medical Corp.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed October 12, 2010**
> **Form 10-Q for the quarterly period ended December 31, 2010**
> **File No. 000-20127**

Dear Mr. O'Connor:

We have reviewed your response dated April 13, 2011 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2010

Consolidated Balance Sheets, page 38

1.	We acknowledge your response to prior comment 1. In future filings please show assets and liabilities related to the discontinued operations for all comparable periods.

Consolidated Statements of Operations, page 15

2.	We acknowledge your response to prior comment 2. Please tell us the amount of Ocular Telehealth Management's assets and liabilities as of December 31, 2010. Also tell us how you determined that OTM's assets, liabilities, equity and income were immaterial to the company.

Note 7. Capital Stock Transactions, page 55

3.	We refer to your response to our prior comment 8. In future filings please provide a brief summary, similar to your response, indicating how you have accounted for your warrants.

Note 17. Fair Value Measurements, page 68

4.	We acknowledge your response to our prior comment 10. In future filings please clarify the phrase "and other level 3 measurements" and provide a more detailed disclosure of your assessment of the fair value measurements related to the debt associated with Biocode Hycell similar to the information provided in your response.

	You may contact Leigh Ann Schultz at (202) 551-3628 or me at (202) 551-3676 if you have questions regarding these comments. You may also contact Martin James at (202) 551-3671 with any other questions.

	Sincerely,

	Brian Cascio
	Accounting Branch Chief